December 11, 2007

Via U.S. Mail and Facsimile (650-357-3907)

Guy Gecht
Chief Executive Officer
Electronics For Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

      Re:		Electronics For Imaging, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed October 19, 2007
			File No. 0-18805

Dear Mr. Gecht:

      We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You state on pages 28 and 98-99 of your Form 10-K that you and/or your subsidiary, VUTEk, may have violated regulations administered by the Commerce Department`s Bureau of Industry and Security (BIS) with regards to Iran and Syria, countries identified as state sponsors of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Please advise us of any updated information you have regarding the BIS investigation.
2. Please describe for us the nature and extent of your past, and any current or anticipated, contacts with Iran, whether through direct or indirect arrangements. Describe in reasonable detail the products, technologies, and services you or VUTEk have provided or anticipate providing into Iran.
Please update the information you provided the Staff regarding your contacts with Syria in your letter dated June 30, 2006, to include any information available subsequent to your compliance review that was not reflected in that letter, regarding (i) the nature and extent of your past, and any current or anticipated, contacts with Syria; and (ii) the products, technologies and services you or VUTEk have provided or anticipate providing into Syria.
Your response should include description and discussion of the deemed export of controlled encryption source code and/or technology to nationals of Iran and Syria, and the export of printers and other products with encryption functionality without prior BIS review. Finally, describe any agreements, commercial arrangements, or other contacts with the government of Iran or Syria or entities controlled by those governments.
3. Please discuss the materiality of the contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years.
Please
also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your contacts.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Barbara Jacobs
		Assistant Director
	Division of Corporation Finance
Guy Gecht
Electronics For Imaging, Inc.
December 11, 2007
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